Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 24, 2026

NOTICE IS HEREBY GIVEN that the Special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on March 24, 2026, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following proposals:

1.	Approval of the terms of office of Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the Company's head of business optimization and business development, commencing January 1, 2026; and

2.
Approval of an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2026; and

3.	Election of Ms. Michal Fishler Mund as an external director of the Company, replacing Ms. Ayelet Nir, for a first term of three (3) years commencing on June 1, 2026.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors, in accordance with the provisions of Section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until February 24, 2026. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Wednesday, February 24, 2026 (the “Record Date”), are entitled to participate and vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her on each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date, and sign the form of proxy to be provided and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than March 22, 2026, at 4:00 p.m., Israel time), to the Company’s offices or to the offices of the Company's transfer agent, Equiniti Trust Company LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote on their behalf. To do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than March 22, 2026 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company's offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on Israeli business days (Sundays to Thursdays) between 9:00 a.m. and 5:00 p.m. Israel time, following prior coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors

Zwi Williger
Chairman of the Board of Directors
Dated: Yavne, Israel

February 17, 2026